UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

FINISAR CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Offeror))

2 1/2% Convertible Subordinated Notes due 2010
2 1/2% Convertible Senior Subordinated Notes due 2010
(Title of Class of Securities)
31787AAF8
31787AAG6 & 31787AAH4
(CUSIP Number of Class of Securities)

JERRY S. RAWLS
Chairman of the Board
EITAN GERTEL
Chief Executive Officer
Finisar Corporation
1389 Moffett Park Drive
Sunnyvale, California 94089
(408) 548-1000
(Name, address and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

With copies to:

STEPHEN K. WORKMAN	DENNIS C. SULLIVAN, ESQ.	JOHN A. FORE, ESQ.
Senior Vice President, Finance and	DLA Piper LLP (US)	Wilson Sonsini Goodrich & Rosati
Chief Financial Officer	2000 University Avenue	Professional Corporation
Finisar Corporation	East Palo Alto, CA 94303-2248	600 Page Mill Road
1389 Moffett Park Drive	(650) 833-2000	Palo Alto, CA 94304
Sunnyvale, California 94089		(650) 493-9300
(408) 548-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$95,000,000	$5,301

*	The transaction value is estimated solely for purposes of calculating the filing fee. This amount is based on the purchase of an aggregate of $95,000,000 principal amount of the outstanding 2 1/2% Convertible Subordinated Notes due 2010 and 2 1/2% Convertible Senior Subordinated Notes due 2010 (together, the “Notes”), at the maximum purchase price, as described herein.

**	Previously Paid.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $5,301
Filing Party: Finisar Corporation
Form or Registration No: Schedule TO
Date Filed: July 9, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which this statement relates:

☐ third-party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3
☑ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐ Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

Item 1. Summary Term Sheet
Item 4. Terms of the Transaction
Item 5. Past Contacts, Transactions, Negotiations and Agreements
Item 7. Source and Amount of Funds or Other Consideration
Item 10. Financial Statements
Item 11. Additional Information
Item 12. Exhibits
SIGNATURE
Index to Exhibits
EX-99.(A)(1)(VI)
EX-99.(A)(1)(VII)
EX-99.(A)(1)(VIII)
EX-99.(A)(1)(IX)
EX-99.(A)(1)(X)
EX-99.(A)(5)(II)
EX-99.(B)(II)

INTRODUCTORY STATEMENT
     This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”), originally filed with the Securities and Exchange Commission (the “SEC”) on July 9, 2009, by Finisar Corporation, a Delaware corporation (the “Company”). The Schedule TO relates to the offer by the Company to exchange, in separate concurrent exchange offers (each, an “Exchange Offer” and together, the “Exchange Offers”), shares of the Company’s common stock, par value $0.001 per share (“Common Stock”), and cash for an aggregate of up to $37,500,000 principal amount of the Company’s outstanding 2 1/2% Convertible Subordinated Notes due 2010 (the “Sub Notes”) and cash for an aggregate of up to $57,500,000 principal amount of the Company’s outstanding 2 1/2% Convertible Senior Subordinated Notes due 2010 (the “Senior Sub Notes,” and together with the Sub Notes, the “Notes”), upon the terms and subject to the conditions set forth in the Company’s Amended and Restated Offer to Exchange, dated July 16, 2009, attached hereto as Exhibit (a)(1)(vi), and in the accompanying Amended and Restated Letter of Transmittal attached hereto as Exhibit (a)(1)(vii).
     The Amended and Restated Offer to Exchange amends and restates in its entirety the Company’s original Offer to Exchange dated July 9, 2009 in order to reflect:
•	the revision of the amount of the Exchange Consideration from a range of not greater than $750 nor less than $700 per $1,000 principal amount of the Notes to a range of not greater than $870 nor less than $820 per $1,000 principal amount of the Notes;

•	to revise the VWAP period used to determine the number of shares of Common Stock to be issued as Common Stock Consideration from the 8 trading day period from and including July 13, 2009 to and including July 22, 2009 to the 5 trading day period from and including July 16 to and including July 22, 2009;

•	the consummation of the sale of the assets of the Company’s Network Tools Division pursuant to the agreement described in the original Offer to Exchange; and

•	the execution of definitive documentation formalizing the modifications which Silicon Valley Bank had committed to make to the Company’s existing bank credit facilities, as described in the original Offer to Exchange, and the satisfaction of the related condition to the Company’s obligation to consummate the Exchange Offers.
     The Notice of Guaranteed Delivery, is amended and restated in its entirety by the Amended and Restated Notice of Guaranteed Delivery, attached hereto has Exhibit (a)(1)(viii). The Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, is amended and restated in its entirety by the Amended and Restated Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, attached hereto has Exhibit (a)(1)(ix). The Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, is amended and restated in its entirety by the Amended and Restated Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, attached hereto has Exhibit (a)(1)(x).
     All information in the Amended and Restated Offer to Exchange is hereby expressly incorporated by reference to supplement Items 1 through 11 of the Schedule TO to the extent such Items incorporate by reference the information contained in the Amended and Restated Offer to Exchange, and as more particularly set forth below:
Item 1. Summary Term Sheet.
     The information set forth under the caption “Summary Term Sheet” in the Amended and Restated Offer to Exchange is incorporated herein by reference.
Item 4. Terms of the Transaction.
     (a) Material Terms. The information set forth under the captions “Summary Term Sheet” and “The Exchange Offers — Description of the Notes; Comparison of the Notes and the Common Stock; Description of Capital Stock”, “ —Terms of the Exchange Offers”, “ —Amendment; Extension; Waiver; Termination”, “ —Conditions of the Exchange Offers” and “ —Certain U.S. Federal Income Tax Considerations” in the Amended and Restated Offer to Exchange is incorporated herein by reference.
      (b) Purchases. To the Knowledge of the Company, except as described below, the Company will not purchase any Notes from any of its executive officers, directors or affiliates. The information set forth under the caption “The Exchange Offers —Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Notes” in the Amended and Restated Offer to Exchange is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements
     (e) Agreements Involving the Issuer’s Securities. The information set forth under the captions “The Exchange Offers—Description of the Notes; Comparison of the Notes and the Common Stock; Description of Capital Stock”, “—Interests of Directors and Executive Officers; Transaction and Arrangements Concerning the Notes” and “—The Financial Advisor, Information Agent and Depositary” and the documents and information referred to under the caption “Incorporation of Documents by Reference” in the Amended and Restated Offer to Exchange is incorporated herein by reference. The Company has entered into the following agreements in connection with the Notes:
               (1) Indenture, dated as of October 15, 2003, by and between the Company and U.S. Bank National Association, as Trustee, relating to the 21/2% Convertible Subordinated Notes due 2010 (incorporated by reference to Exhibit 4.4 to the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on December 10, 2003);
               (2) Indenture, dated as of October 12, 2006, by and between the Company and U.S. Bank National Association, as Trustee, relating to the 21/2% Convertible Senior Subordinated Notes due 2010 (incorporated herein by reference to Exhibit 4.1 to the Company’s current report on Form 8-K filed with the SEC on October 17, 2006);
               (3) Registration Rights Agreement, dated October 15, 2003, between the Company and the initial purchasers of the Company’s 21/2% Convertible Subordinated Notes due 2010 (incorporated herein by reference to Exhibit 10.19 to the Company’s quarterly report on Form 10-Q filed with the SEC on December 10, 2003);
               (4) Registration Rights Agreement, dated October 12, 2006, between the Company and the initial purchasers of the Company’s 21/2% Convertible Senior Subordinated Notes due 2010 (incorporated herein by reference to Exhibit 10.37 to the Company’s current report on Form 8-K filed with the SEC on October 17, 2006); and
               (5) Form of Exchange Agreements, dated October 6, 2006, by and between the Company and certain holders of the 21/2% Convertible Subordinated Notes due 2010 (incorporated herein by reference to Exhibit 10.36 to the Company’s current report on Form 8-K filed with the SEC on October 17, 2006).
Item 7. Source and Amount of Funds or Other Consideration.
          (a) Source of Funds. The information set forth under the caption “The Exchange Offers—Source and Amount of Exchange Consideration” in the Amended and Restated Offer to Exchange is incorporated herein by reference.
          (b) Conditions. The information set forth under the captions “Summary Term Sheet” and “The Exchange Offers—Conditions of the Exchange Offers” in the Amended and Restated Offer to Exchange is incorporated herein by reference.
          (d) Borrowed Funds. The information set forth under the caption “The Exchange Offers—Source and Amount of Exchange Consideration” and “The Exchange Offers—Purpose of the Exchange Offers; Certain Information about the Company—Recent Developments” in the Amended and Restated Offer to Exchange is incorporated herein by reference.
Item 10. Financial Statements.
     (a) Financial Information.
               (1) and (2) The information set forth under Item 8, Consolidated Financial Statements and Supplementary Data in the Company’s annual report on Form 10-K for the fiscal year ended April 30, 2009, filed with the SEC on July 9, 2009, and in Item 8.01, Other Events in the Company’s current report on Form 8-K, filed with the SEC on July 9, 2009, is incorporated herein by reference. The Company’s annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K may also be accessed electronically on the SEC’s website at http://www.sec.gov.
               (3) The following table sets forth information regarding the Company’s ratio of earnings to fixed charges for each of the periods presented. Earnings available to cover fixed charges consist of income (loss) from continuing operations before provision for income taxes and cumulative effect of change in accounting principle plus fixed charges. Fixed charges consist of interest expense and that portion of rental payments under operating leases that is representative of the interest factor. Our earnings, as so defined, were insufficient to cover fixed charges in each of the fiscal years ended April 30, 2008 and 2009. Because of these deficiencies, the ratio information is not applicable for any of those periods. The extent to which earnings were insufficient to cover fixed charges for each of those periods is shown below. Amounts shown are in millions.

	Fiscal Year
	Ended April 30,
	2008	2009
Ratio of earnings to fixed charges	N/A	N/A
Deficiency of earnings available to cover fixed charges	$(72,325)	$(261,770)
               (4) The information set forth in the Amended and Restated Offer to Exchange under the caption “Summary Term Sheet—Book Value” is incorporated herein by reference.
          (b) Pro Forma Information. The information under the caption “Unaudited Pro Forma Financial Data” in the Amended and Restated Offer to Exchange is incorporated by reference herein.
Item 11. Additional Information.
      (a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth under the caption “The Exchange Offers —Certain Legal Matters; Regulatory Approvals” in the Amended and Restated Offer to Exchange is incorporated herein by reference.
      (b) Other Material Information.
               (1) The information set forth under the captions “Risk Factors”, “The Exchange Offers —Certain Significant Considerations”, “ —Conditions of the Exchange Offers”, “ —Certain U.S. Federal Income Tax Considerations” and “ —Certain Securities Laws Considerations” in the Amended and Restated Offer to Exchange is incorporated herein by reference.
               (2) The documents and information referred to under the caption “Incorporation of Documents by Reference” in the Amended and Restated Offer to Exchange are incorporated herein by reference.
Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(i)*	Offer to Exchange, dated July 9, 2009.

(a)(1)(ii)*	Letter of Transmittal (including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(iii)*	Notice of Guaranteed Delivery.

(a)(1)(iv)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

Exhibit No.	Description
(a)(1)(v)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(vi)	Amended and Restated Offer to Exchange, dated July 16, 2009.

(a)(1)(vii)	Amended and Restated Letter of Transmittal (including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(viii)	Amended and Restated Notice of Guaranteed Delivery.

(a)(1)(ix)	Amended and Restated Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(x)	Amended and Restated Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(5)(i)*	Press Release, dated July 9, 2009.

(a)(5)(ii)	Press Release, dated July 16, 2009.

(b)(i)*	Letter from Silicon Valley Bank, dated July 8, 2009.

(b)(ii)	Fourth Loan Modification Agreement dated as of July 15, 2009 by and between Silicon Valley Bank and Finisar Corporation.

(d)(i)*	Indenture, dated as of October 15, 2003, by and between the Company and U.S. Bank National Association, as Trustee, relating to the 2 1/2% Convertible Subordinated Notes due 2010 (incorporated by reference to Exhibit 4.4 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on December 10, 2003).

(d)(ii)*	Indenture, dated as of October 12, 2006, by and between the Company and U.S. Bank National Association, as Trustee, relating to the 2 1/2% Convertible Senior Subordinated Notes due 2010 (incorporated herein by reference to Exhibit 4.1 to the Company’s current report on Form 8-K filed with the SEC on October 17, 2006).

(d)(iii)*	Registration Rights Agreement, dated October 15, 2003, between the Company and the initial purchasers of the Company’s 2 1/2% Convertible Subordinated Notes due 2010 (incorporated herein by reference to Exhibit 10.19 to the Company’s quarterly report on Form 10-Q filed with the SEC on December 10, 2003).

(d)(iv)*	Registration Rights Agreement, dated October 12, 2006, between the Company and the initial purchasers of the Company’s 2 1/2% Convertible Senior Subordinated Notes due 2010 (incorporated herein by reference to Exhibit 10.37 to the Company’s current report on Form 8-K filed with the SEC on October 17, 2006).

(d)(v)*	Form of Exchange Agreements, dated October 6, 2006, by and between the Company and certain holders relating to the 2 1/2% Convertible Subordinated Notes due 2010 (incorporated herein by reference to Exhibit 10.36 to the Company’s current report on Form 8-K filed with the SEC on October 17, 2006).

*	Previously filed with the Schedule TO.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FINISAR CORPORATION
By:	/s/ Jerry S. Rawls
Name: Jerry S. Rawls
Title: Chairman of the Board
Dated: July 16, 2009

Index to Exhibits

Exhibit No.	Description
(a)(1)(i)*	Offer to Exchange, dated July 9, 2009.

(a)(1)(ii)*	Letter of Transmittal (including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(iii)*	Notice of Guaranteed Delivery.

(a)(1)(iv)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(v)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(vi)	Amended and Restated Offer to Exchange, dated July 16, 2009.

(a)(1)(vii)	Amended and Restated Letter of Transmittal (including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(viii)	Amended and Restated Notice of Guaranteed Delivery.

(a)(1)(ix)	Amended and Restated Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(x)	Amended and Restated Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(5)(i)*	Press Release, dated July 9, 2009.

(a)(5)(ii)	Press Release, dated July 16, 2009.

(b)(i)*	Letter from Silicon Valley Bank, dated July 8, 2009.

(b)(ii)	Fourth Loan Modification Agreement dated as of July 15, 2009 by and between Silicon Valley Bank and Finisar Corporation.

(d)(i)*	Indenture, dated as of October 15, 2003, by and between the Company and U.S. Bank National Association, as Trustee, relating to the 2 1/2% Convertible Subordinated Notes due 2010 (incorporated by reference to Exhibit 4.4 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on December 10, 2003).

(d)(ii)*	Indenture, dated as of October 12, 2006, by and between the Company and U.S. Bank National Association, as Trustee, relating to the 2 1/2% Convertible Senior Subordinated Notes due 2010 (incorporated herein by reference to Exhibit 4.1 to the Company’s current report on Form 8-K filed with the SEC on October 17, 2006).

(d)(iii)*	Registration Rights Agreement, dated October 15, 2003, between the Company and the initial purchasers of the Company’s 2 1/2% Convertible Subordinated Notes due 2010 (incorporated herein by reference to Exhibit 10.19 to the Company’s quarterly report on Form 10-Q filed with the SEC on December 10, 2003).

(d)(iv)*	Registration Rights Agreement, dated October 12, 2006, between the Company and the initial purchasers of the Company’s 2 1/2% Convertible Senior Subordinated Notes due 2010 (incorporated herein by reference to Exhibit 10.37 to the Company’s current report on Form 8-K filed with the SEC on October 17, 2006).

(d)(v)*	Form of Exchange Agreements, dated October 6, 2006, by and between the Company and certain holders relating to the 2 1/2% Convertible Subordinated Notes due 2010 (incorporated herein by reference to Exhibit 10.36 to the Company’s current report on Form 8-K filed with the SEC on October 17, 2006).

*	Previously filed with the Schedule TO.